FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is the Amended and Restated Articles of Incorporation of OceanPal Inc. (the "Company") approved by the shareholders at the Company's Annual Meeting of Shareholders filed with the Republic of the Marshall Islands Registrar of Corporations on June 7, 2023.

Attached to this Report on Form 6-K as Exhibit 99.2 is the Amended and Restated Bylaws of the Company adopted by the Board of Directors, effective as of June 7, 2023.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-269961) that was filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: June 30, 2023
	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer